UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

            ----------------------------------------------

                           SCHEDULE 13D/A

                           Amendment No. 2

             Under the Securities Exchange Act of 1934

                     PLAYERS INTERNATIONAL, INC.
              ----------------------------------------
                           (Name of issuer)

               Common Stock $.005 par value per share
               --------------------------------------
                   (Title of class of securities)

                              727903106
                 ---------------------------------
                           (CUSIP Number)

                          Don R. Kornstein
                      Jackpot Enterprises, Inc.
                      1110 Palms Airport Drive
                       Las Vegas, Nevada 89119
                      Tel. No.: (702) 263-5402
            ---------------------------------------------
           (Name, address and telephone number of person
          authorized to receive notices and communications)

                           December 23, 1999
          -------------------------------------------------
       (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with the statement |_|.


1.      NAME OF REPORTING PERSON

        Jackpot Enterprises, Inc.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            88-0169922
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                          (a) |_|

                                                          (b) |X|
--------------------------------------------------------------------------------
 3.     SEC USE ONLY
--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS       WC
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION      State of Nevada
--------------------------------------------------------------------------------
  NUMBER OF    7.    SOLE VOTING POWER          0
   SHARES            -----------------------------------------------------------
BENEFICIALLY   8.    SHARED VOTING POWER        0
  OWNED BY           -----------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER     0
  REPORTING          -----------------------------------------------------------
   PERSON     10.    SHARED DISPOSITIVE POWER   0
    WITH             -----------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                0
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                       |_|
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         0%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON                    CO
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

          This Schedule 13D relates to the common stock, par value $.005 per share (the "Common Stock"), of Players International, Inc. (the "Issuer").
The Issuer is a Nevada corporation with its principal executive offices located at 1300 Atlantic Avenue, Suite 800, Atlantic City, New Jersey 08401.

Item 2.   Identity and Background.

          The name of the person filing this statement is Jackpot Enterprises, Inc., a Nevada corporation ("Jackpot" or, the "Filing Person"). The address of the principal business and principal office of Jackpot is 1110 Palms Airport Drive, Las Vegas, Nevada 89119.

          The current principal business of Jackpot is to provide gaming machine route operations throughout Nevada. Schedule A sets forth the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Jackpot as of the date hereof.

          During the last five years, neither the Filing Person, nor, to the knowledge of the Filing Person, any person named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, neither the Filing Person, nor, to the knowledge of the Filing Person, any person named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The initial Schedule 13D, filed on February 18, 1999 related to twelve stockholder support agreements (the "Support Agreements") among Jackpot and, respectively, The Griffin Group, Inc., Mr. Peter Aranow, Mr. Vince J.
Naimoli, Mr. Howard A.Goldberg, Mr. Patrick Madamba, Mr. Earl E. Webb, Mr.
Larry Cohen, Mr. Marshall Geller, Mr. Alan R. Buggy, Mr. John Groom, Mr. Lee Seidler, and Mr. Charles Masson (collectively, the "Stockholders") and the associated proxy granted to Jackpot by the Stockholders in connection with the execution of the Agreement and Plan of Merger among Jackpot, JEI
Merger Corp. and the Issuer dated as of February 8, 1999 (the "Merger Agreement") relating to the proposed acquisition of the Issuer by Jackpot.
The Merger Agreement was terminated in August 1999 prior to consummation of the proposed acquisition.

          Amendment No. 1 to the Schedule 13D filed on February 18,
1999, related to the purchase in the open market by Jackpot of 1,014,400 shares of the Issuer's common stock, at a purchase price of $6.04 per share, which included all commissions. These shares were purchased with working capital, as described in Item 4 below.

          This Amendment Number 2 to the Schedule 13D relates to the sale by Jackpot in a private transaction of 1,004,400 shares of the Issuer's common stock at a price of $8.38 per share. Previously Jackpot sold 10,000 shares of the issuer's common stock in open market transactions.

Item 4.   Purpose of Transaction.

          On March 10, 1999, Jackpot purchased 1,014,400 shares of the Issuer's Common Stock in the open market with working capital.
Jackpot purchased such shares of the Issuer's Common Stock because the price of the shares purchased by Jackpot was substantially lower than the price per share as contemplated in the Merger Agreement.

          On December 23, 1999 Jackpot sold, in a private transaction, 1,004,400 shares of the Issuer's common stock at a price of $8.38 per share. Previously, Jackpot sold 10,000 shares of the issuer's common stock in open market transactions.

          Except as set forth above or in this paragraph and Item 5 below, Jackpot has not formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

         As a result of the sales described in Item 4 above, the Filing Person is not the beneficial owner, as of December 23, 1999, of any shares of Common Stock of the Issuer.

         To the knowledge of the Filing Person, except as discussed in Item 4 above, neither the Filing Person nor any other person referred to in Schedule A beneficially owns or has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None

Item 7.   Material to be Filed as Exhibits.

          None

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            JACKPOT ENTERPRISES, INC.


                            By: /s/ Bob Torkar
                            __________________________________________
                            Bob Torkar
                            Senior Vice President - Finance, Treasurer
                            and Chief Accounting Officer

Date:  January 5, 2000


                            Schedule A

               DIRECTORS OF JACKPOT ENTERPRISES, INC.

The name, present business address and present principal occupation or employment of each director of Jackpot Enterprises, Inc. are set forth below. Each person listed below is a citizen of the United States of America.

                         Present Principal
Name                     Occupation/Employment      Present Business Address

Allan R. Tessler         Co-Chairman and Co-Chief   3490 Clubhouse Drive I-2
                         Executive Officer of Data  Wilson, WY  83014
                         Broadcasting Corporation

Don R. Kornstein         President and Chief        1110  Palms Airport Drive
                         Executive Officer of       Las Vegas, Nevada  89119
                         Jackpot Enterprises,
                         Inc.

David R. Markin          President and Chief        2016 North Pitcher Street
                         Executive Officer of       Kalamazoo, MI  49007
                         Checker Motors
                         Corporation

Robert L. McDonald, Sr.  Senior Partner of the      241 Ridge Street, 4th Floor
                         law firm McDonald Carano   Reno, Nevada  89501
                         Wilson McCune Bergin
                         Frankovich & Hicks LLP

                 EXECUTIVE OFFICERS OF JACKPOT ENTERPRISES, INC.

          The name and title of each executive officer of Jackpot Enterprises, Inc. are set forth below. The present business address of each executive officer listed below is 1110 Palms Airport Drive, Las Vegas, Nevada 89119 and each person listed below is a citizen of the United States of America.

Name:                    Title:

Don R. Kornstein         President and Chief Executive Officer
George Congdon           Senior Vice President - Operations
Bob Torkar               Senior Vice President - Finance, Treasurer and
                         Chief Accounting Officer